News Release

Alexco Mails Information Circular in Connection with Annual General Meeting of Shareholders

May 8, 2014 – Alexco Resource Corp. (NYSE-MKT:AXU, TSX:AXR) is pleased to announce that it has mailed a notice of meeting and management information circular to the shareholders of record as of April 25, 2014 in connection with its Annual General Meeting of shareholders to be held at the Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia, on Tuesday, June 10, 2014 at 1:30 p.m. Pacific time.

Your vote is important regardless of the number of shares you own. Alexco encourages shareholders to read the meeting materials, which are available on its website at www.alexcoresource.com on the Annual General Meeting page. The Board of Directors of Alexco recommends that shareholders vote in favour of all proposed items. Your vote is important, so please vote as soon as possible.

HOW TO VOTE
Registered shareholders (those who hold Alexco shares in their name and represented by a physical certificate or through the Direct Registration System) may vote by mail, internet, telephone or in person at the Annual General Meeting. In the interest of time, shareholders are encouraged to vote via the internet or by telephone as follows:

Internet:	Vote online at www.investorvote.com, using the control number located on your proxy (which you receive in the mail or via internet)
Telephone:	Call 1-866-732-VOTE (8683) toll free

Beneficial shareholders (those who hold Alexco shares through a bank, broker or other intermediary) will have different voting instructions provided to them and should follow the instructions found on their voting instruction form.

Shareholders who have questions or have not received their proxy or voting instruction form may contact Alexco’s Proxy Solicitation Agent:

Laurel Hill Advisory Group
Toll free: 1-877-452-7184 or 416-304-0211
Email: assistance@laurelhill.com

About Alexco: Alexco Resource Corp. holds substantially all of the historic, high grade Keno Hill Silver District located in Canada’s Yukon Territory, including the Bellekeno silver mine. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Contact:
Clynton R. Nauman, President and Chief Executive Officer
Vicki Veltkamp, Vice President Investor Relations
Phone: (604) 633-4888
Email: info@alexcoresource.com

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada